CLOSES NOV 30 | 76d 12h 41m 23s

NYCE X | NOW RAISING

Our version of Blackstone. Starting from $1,000.


BUILDING A WEALTH
COMMUNITY
TED

TEDx · WEB SUMMIT · NASDAQ PM · YAHOO FINANCE · COINDESK · THE GUARDIAN

COMMITTED **$0.00** of $1,235,000

0 INVESTMENTS · $1,000 MINIMUM · CLOSES NOV 30, 2026

INSTITUTIONAL ACCESS. FROM $1,000.

MINIMUM	$1,000
SECURITY	Common Units
MAXIMUM	$1,235,000 · 494,000 Units
VALUATION	$20 million pre-money
COMPANY	Real estate platform & network
ANCHORS	Royal, government, sports
TECH	Tokenization (via $100M affiliate)
COMMUNITY	Private investor network

Highlights.

- 2,500-acre development joint venture with a sitting King (MOU signed)
- JV partners with $5B+ in acquisitions
- $100M affiliate tokenized exchange (term sheet signed; $20B AI group)
- $250,000 CEO capital contribution

01 · BUSINESS OVERVIEW

Advisory. Sponsorship. Management.

NYCE X sources, structures, advises on and manages institutional real estate transactions for the operators and project entities that own them. Revenue comes from **fees charged to those operating and project companies** — advisory, management, sponsorship, technology and membership fees earned for services performed. Fees scale with transaction volume, assets under management and membership.

02 · MISSION

Our version of Blackstone. From $1,000.

We spent the decade dismantling the wealth gap at the level it actually operates: access. NYCE X is our answer to asset-redlining: institutional real estate, starting at $1,000.

03 · ATHLETE PARTNERS & INVESTORS

Global sports. Government. Royalty.

Our investment partners span global sports, impact, government and royal projects, drawing unprecedented coverage for a Reg CF startup.

- Joint venture with two NFL Hall of Famers with $2.9B in real estate acquisitions.
- Signed JV MOU with a sitting King. 2,500-acre innovation hub.
- Signed $100M term sheet for a royalty-owned digital asset exchange.
- Senator-endorsed impact project (Qualified Opportunity Zone).

DEAL ROOM ACCESS · NDA REQUIRED

04 · THE STRATEGY

We don't buy buildings.
We run the deals.

We source, structure, sponsor and manage institutional real estate transactions for the operators and project entities that own them — earning **advisory, sponsorship, management and technology fees** for the work. NYCE X does not acquire properties for its own portfolio.



SOURCE
Institutional projects
WITH OPERATING PARTNERS
STRUCTURE
Sponsor & co-GP
ADVISORY & TRANSACTION FEES
MANAGE
Project entities
MANAGEMENT & TREASURY FEES
NETWORK
NYCE X members
SUBSCRIPTION REVENUE
RECURRING FEE REVENUE
NOT TIED TO ASSET APPRECIATION

05 · LEADERSHIP

Executive team.

Philip Michael
CEO

Tom Kristensen
CFO

Arif Nezami
Chief Financial Analyst

Richard Roth
Senior Legal Counsel

06 · TEAM & OPERATING PARTNERS

COMMITTED **$0.00** of $1,235,000

0 INVESTMENTS · $1,000 MINIMUM · CLOSES NOV 30, 2026

INSTITUTIONAL ACCESS. FROM $1,000.

MINIMUM	$1,000
SECURITY	Common Units
MAXIMUM	$1,235,000 · 494,000 Units
VALUATION	$20 million pre-money
COMPANY	Real estate platform & network
ANCHORS	Royal, government, sports
TECH	Tokenization (via $100M affiliate)
COMMUNITY	Private investor network

06 · TEAM & OPERATING PARTNERS

$5B+ in sponsor acquisitions.

The Lynd Group
40+ years. 180,000 units. $3B+ invested.

Gold Jacket
NFL Hall of Famers Emmitt Smith and Cris Carter. $2.9B acquired.

NYCE
5,000+ CF investors. First tokenized Reg. CF exit.

Inveniam Capital
Term sheet signed. Backed by $20B AI group.

COMMITTED **$0.00** of $1,235,000

0 INVESTMENTS · $1,000 MINIMUM · CLOSES NOV 30, 2026

INSTITUTIONAL ACCESS. FROM $1,000.

MINIMUM	$1,000
SECURITY	Common Units
MAXIMUM	$1,235,000 · 494,000 Units
VALUATION	$20 million pre-money
COMPANY	Real estate platform & network
ANCHORS	Royal, government, sports
TECH	Tokenization (via $100M affiliate)
COMMUNITY	Private investor network

07 · TRANSACTION PIPELINE

Institutional pipeline. Prospective mandates.

We use our global network to win advisory, sponsorship and management mandates on elite, off-market projects that never reach the public market. Each of the following is prospective and subject to diligence, financing and documentation — none has closed, and none is an asset offered to investors in this offering.

KWAZULU-NATAL, SOUTH AFRICA
2,500-acre university and innovation hub. Targeted $2.5B FDV at issuance.
Role: GP, treasury, tokenization.

MIAMI WORLDCENTER
1,001 luxury residential units, $1B+ total project value at stabilization.
Role: Capital, tokenization, co-GP.

PHILADELPHIA
Senator-endorsed QOZ project. $4.2M CEO personal guarantee.
Role: Capital, tokenization, GP/LP.

DANIA BEACH
380 luxury condominiums in pre-construction. $335.5M total cost.
Role: Capital, tokenization, co-GP.

08 · FINANCIALS

Use of proceeds.

Highlander portal fee	4.90%	$60,515
Operating capital	71.98%	$889,000
Salaries	15.63%	$193,000
Audit and legal	2.51%	$31,000
Technology, securitization & tokenization infrastructure	4.98%	$61,485
Total	100%	**$1,235,000**

FIGURES ASSUME THE FULL $1,235,000 OFFERING MAXIMUM · PROCEEDS SCALE WITH THE AMOUNT ACTUALLY RAISED

09 · INVESTOR ACCESS

NYCE X investor tiers.

$1,000	$10,000	$25,000	$50,000
Investor Newsletter	WhatsApp Group Chat	Private Zoom Meetings	Advisory Board Seat

10 · NYCE 2030

The next generation of urban wealth.

Up to 80% of pro athletes face financial distress post-retirement. Under 2% of high-earning Black and Hispanic households invest in private equity.

NYCE X exists to crush that trend forever.

↓

JOIN OUR MISSION. FROM $1,000.

COMMITTED **$0.00** of $1,235,000

0 INVESTMENTS · $1,000 MINIMUM · CLOSES NOV 30, 2026

INSTITUTIONAL ACCESS. FROM $1,000.

MINIMUM	$1,000
SECURITY	Common Units
MAXIMUM	$1,235,000 · 494,000 Units
VALUATION	$20 million pre-money
COMPANY	Real estate platform & network
ANCHORS	Royal, government, sports
TECH	Tokenization (via $100M affiliate)
COMMUNITY	Private investor network

11 · ASK THE FOUNDERS

Questions? Ask us directly.

Post a question below and the NYCE X team will answer it publicly, right here on this page.

Ask the Founders

Join the inner circle of investors

Connect directly with founders, ask tough questions, and participate in the community discussion.

Log In to Comment →

Takes seconds to join

No questions yet. Be the first to ask the founders!

12 · FAQ

Frequently asked questions.

What is Regulation Crowdfunding (Reg CF)?

Who can invest in this offering?

Am I buying a stake in the properties, or in the Company?

What is the 15% bonus, and how do I qualify?

Who can invest in this offering?

Am I buying a stake in the properties, or in the Company?

What is the 15% bonus, and how do I qualify?

How much can I invest?

What happens if the offering minimum is not reached?

When will I receive my units?

Can I sell my units after investing?

What are the risks of investing?

What is the pre-money valuation, and how is it determined?

Where can I find the full offering documents?

COMMITTED **$0.00** of $1,235,000

0 INVESTMENTS · $1,000 MINIMUM · CLOSES NOV 30, 2026

INSTITUTIONAL ACCESS. FROM $1,000.

MINIMUM	$1,000
SECURITY	Common Units
MAXIMUM	$1,235,000 · 494,000 Units
VALUATION	$20 million pre-money
COMPANY	Real estate platform & network
ANCHORS	Royal, government, sports
TECH	Tokenization (via $100M affiliate)
COMMUNITY	Private investor network

13 · LEGAL DISCLOSURES

Legal disclosures.

RISK DISCLAIMER

WHEN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING. THIS INCLUDES ANALYZING THE MERITS AND RISKS INVOLVED WITH INVESTING IN THE OFFERING. INVESTMENTS ON HIGHLANDER AI ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK. THIS RISK INCLUDES THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT. INVESTMENTS ARE NOT INSURED BY THE FDIC, SIPC, OR ANY OTHER GOVERNMENT AGENCY AND MAY BE LONG-TERM OR NON-TRANSFERABLE.

IMPORTANT INFORMATION

Unless otherwise stated, all securities-related activity is conducted by PicMii Crowdfunding (d/b/a Highlander Crowdfunding), a funding portal registered here with the U.S. Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). Highlander Crowdfunding is not a registered broker-dealer, and all escrow services are handled by Enterprise Bank and Trust and Luminate Bank, registered escrow agents.

Transfer agent services are provided by Highlander Fortress, LLC, a separate legal entity from Highlander Crowdfunding. Highlander Fortress does not participate in securities offerings and does not provide investment, legal, or tax advice.

Highlander Crowdfunding is compensated with an up-front fee and a percentage of funds raised in each offering. Fees vary between offerings, and investors should review the applicable Form C on each offering page for full fee disclosures.

Regulation Crowdfunding offerings (JOBS Act Title III) made through Highlander Crowdfunding are open to both accredited and non-accredited investors. These securities offerings are not reviewed, approved, or recommended by any federal or state securities commission or regulatory authority. Highlander Crowdfunding does not provide investment advice and does not verify the adequacy, accuracy, or completeness of information provided by the issuer. Investors should be aware that no level of due diligence beyond what is required by law is performed, and Highlander Crowdfunding does not guarantee the legitimacy or viability of any issuer or offering.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use, Privacy Policy and Investor User Agreement. Past performance is not indicative of future results.

THIS IS A SECURITIES OFFERING BY NXCE HOLDINGS, LLC. FULL OFFERING DOCUMENTS, TERMS AND RISK DISCLOSURES ARE PRESENTED AT CHECKOUT AND REQUIRED BEFORE INVESTING. ACQUISITION TARGETS ARE PIPELINE AND MAY NOT BE OWNED OR FULLY OWNED; CERTAIN PROJECTS ARE SUBJECT TO OPTIONS, LETTERS OF INTENT OR NON-BINDING AGREEMENTS AND MAY NOT CLOSE. TERM SHEETS MAY BE NON-BINDING. THE DIGITAL ASSET EXCHANGE IS A SEPARATE ENTITY. GRANT AND INCENTIVE DETAILS PER OFFERING DOCUMENTS. STATEMENTS ABOUT THE EXCHANGE AND FUTURE LISTING ARE FORWARD-LOOKING AND NOT GUARANTEED. TOKEN PERKS SUBJECT TO TERMS DISCLOSED IN THE OFFERING. NYCE X MEMBERSHIP IS A SEPARATE NETWORK SERVICE AND NOT PART OF THIS OFFERING. INVESTING INVOLVES RISK, INCLUDING TOTAL LOSS OF PRINCIPAL.